EXHIBIT 99.2
                                                                    ------------



ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENT OF EARNINGS

                                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                        JUNE 30     June 30             JUNE 30     June 30
(unaudited)                                                                2003        2002                2003        2002
(in millions of Canadian dollars, except per share amounts)                   $           $                   $           $
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 1,210       1,327               2,402       2,522
----------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                                     1,054       1,032               2,073       1,980
Selling, general and administrative expenses                                 44          39                  90          83
Amortization of fixed assets                                                154         158                 312         316
Amortization of intangible assets                                             4           4                   8           8
----------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                          (46)         94                 (81)        135
Financial expenses (note 3)                                                  97         115                 199         233
Gain on translation of foreign currencies                                  (298)       (225)               (572)       (222)
Other expenses                                                                2           2                   5           6
----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before the following items              153         202                 287         118
Income tax expense (recovery)                                                 7          --                 (36)        (29)
Non-controlling interests                                                    (1)          2                  (5)          4
----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                         147         200                 328         143
Earnings from discontinued operations                                        --           3                  --          10
----------------------------------------------------------------------------------------------------------------------------
Net earnings for the period                                                 147         203                 328         153
============================================================================================================================
Earnings per common share (basic and diluted)
  From continuing operations                                               0.34        0.45                0.75        0.32
  Net earnings                                                             0.34        0.46                0.75        0.35
============================================================================================================================

Weighted average number of common
      shares outstanding (in millions)                                      440         440                 440         440
============================================================================================================================


CONSOLIDATED STATEMENT OF DEFICIT

                                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                        JUNE 30     June 30             JUNE 30     June 30
(unaudited)                                                                2003        2002                2003        2002
(in millions of Canadian dollars)                                             $           $                   $           $
----------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                               (360)       (674)               (497)       (580)
Net earnings for the period                                                 147         203                 328         153
Dividends declared                                                          (11)        (44)                (55)        (88)
----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                     (224)       (515)               (224)       (515)
============================================================================================================================

ABITIBI-CONSOLIDATED INC.
Consolidated Statement of Cash Flows
                                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                        JUNE 30     June 30             JUNE 30     June 30
(unaudited)                                                                2003        2002                2003        2002
(in millions of Canadian dollars, except per share amounts)                   $           $                   $           $
----------------------------------------------------------------------------------------------------------------------------

CONTINUING OPERATING ACTIVITIES
Earnings from continuing operations                                        147         200                 328         143
Amortization                                                               158         162                 320         324
Future income taxes                                                          3         (13)                (28)        (49)
Gain on translation of foreign currency long-term debt                    (329)       (236)               (628)       (234)
Employee future benefits                                                    (9)        (14)                (11)        (32)
Non-controlling interests                                                   (1)          2                  (5)          4
Other non-cash items                                                         1           7                   9          10
----------------------------------------------------------------------------------------------------------------------------
                                                                           (30)        108                 (15)        166
Changes in non-cash operating working capital components                   219         122                  50        (142)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities                            189         230                  35          24
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                 852         119               1,238         369
Repayment of long-term debt                                               (884)       (250)             (1,053)       (314)
Financing fees                                                              (7)         --                  (7)         --
Cash contribution by a non-controlling interest in a subsidiary              2          --                  21          --
Dividends paid to shareholders                                             (44)        (44)                (88)        (88)
Net proceeds on issuance of shares                                           2          --                   2          --
----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing operations    (79)       (175)                113         (33)
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to fixed assets                                                  (52)        (50)                (94)       (107)
Investments                                                                 (2)        (20)                (21)        (29)
Other                                                                       (1)         --                 (22)         --
----------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities of continuing operations           (55)        (70)               (137)       (136)
----------------------------------------------------------------------------------------------------------------------------

Cash generated by (used in) continuing operations                           55         (15)                 11        (145)

Cash generated by discontinued operations                                   --           8                  --          16
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the period          55          (7)                 11        (129)

Currency translation adjustment on cash                                     (8)         (4)                (18)         (4)

Cash and cash equivalents, beginning of period                              92          86                 146         208
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   139          75                 139          75
============================================================================================================================


      Components of the changes in non-cash operating working capital
         Accounts receivable                                               131          (1)                161        (120)
         Inventories                                                        80         114                  21          76
         Prepaid expenses                                                   (4)          8                  (2)        (11)
         Accounts payable and accrued liabilities                           12           1                (130)        (87)
                                                                           219         122                  50        (142)

      Cash outflows (inflows) during the period related to
         Interest on long-term debt                                         74          88                 193         226
         Income taxes                                                       (5)         16                  (4)         31
                                                                            69         104                 189         257

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheet

                                                                                                     JUNE 30    December 31
(unaudited)                                                                                             2003           2002
(in millions of Canadian dollars)                                                                          $              $
----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                                139            146
Accounts receivable                                                                                      370            535
Inventories                                                                                              740            780
Prepaid expenses                                                                                          60             59
                                                                                                       1,309          1,520
----------------------------------------------------------------------------------------------------------------------------
Investments                                                                                              266            264
Fixed assets                                                                                           6,695          7,138
Intangible assets                                                                                        493            501
Other assets                                                                                              97             74
Goodwill                                                                                               1,402          1,426
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      10,262         10,923
============================================================================================================================
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                                 891          1,100
Long-term debt due within one year                                                                       315            225
----------------------------------------------------------------------------------------------------------------------------
                                                                                                       1,206          1,325

Long-term debt                                                                                         4,801          5,408
Employee future benefits                                                                                 110            135
Future income taxes                                                                                      755            765
Deferred gain                                                                                            123            134
Non-controlling interests                                                                                155             70

SHAREHOLDERS' EQUITY
Capital stock (note 1 b)                                                                               3,517          3,520
Contributed surplus                                                                                       14             14
Deficit                                                                                                 (224)          (497)
Foreign currency translation adjustment                                                                 (195)            49
----------------------------------------------------------------------------------------------------------------------------
                                                                                                       3,112          3,086
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      10,262         10,923
============================================================================================================================

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS

(unaudited)
(in millions of Canadian dollars)
                                                   Net                      Operating      Additions to         Sales
                                                 sales    Amortization   profit (loss)     fixed assets        Volume
THREE MONTHS ENDED JUNE 30, 2003                     $               $              $                $
----------------------------------------------------------------------------------------------------------------------------
Newsprint                                          713              98            (13)              19          1,179  (a)
Value-added groundwood papers                      348              47             (8)              28            455  (a)
Wood products (1)                                  149              13            (25)               5            535  (b)
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            1,210             158            (46)              52
============================================================================================================================

                                                   Net                      Operating      Additions to         Sales
                                                 sales    Amortization   profit (loss)     fixed assets        Volume
Three months ended June 30, 2002                     $               $              $                $
----------------------------------------------------------------------------------------------------------------------------
Newsprint                                          719             103             --               42          1,185  (a)
Value-added groundwood papers                      389              47             36                5            453  (a)
Wood products (1)                                  219              12             58                3            461  (b)
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            1,327             162             94               50
============================================================================================================================

                                                   Net                      Operating      Additions to         Sales
                                                 sales    Amortization   profit (loss)     fixed assets        Volume
SIX MONTHS ENDED JUNE 30, 2003                       $               $              $                $
----------------------------------------------------------------------------------------------------------------------------
Newsprint                                        1,414             201            (31)              36          2,295  (A)
Value-added groundwood papers                      699              91             (5)              50            889  (A)
Wood products (1)                                  289              28            (45)               8            988  (B)
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            2,402             320            (81)              94
============================================================================================================================

                                                   Net                      Operating      Additions to         Sales
                                                 sales    Amortization   profit (loss)     fixed assets        Volume
Six months ended June 30, 2002                       $               $              $                $
----------------------------------------------------------------------------------------------------------------------------
Newsprint                                        1,375             208             (4)              88          2,211  (a)
Value-added groundwood papers                      758              92             72               11            859  (a)
Wood products (1)                                  389              24             67                8            913  (b)
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            2,522             324            135              107
============================================================================================================================

     (1) Wood products sales are presented net of inter-segment sales of $51 million in the three month period ended June 30, 2003 ($51 million in the three month period ended June 30, 2002) and $93 million in the six month period ended June 30, 2003 ($96 million in the six month period ended June 30, 2002).


     (a) in thousands of tonnes
     (b) in millions of board feet

                                                                                                     JUNE 30    December 31
                                                                                                        2003           2002
TOTAL ASSETS                                                                                               $              $
----------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                              6,684          7,095
Value-added groundwood papers                                                                          2,829          3,010
Wood products (1)                                                                                        749            818
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      10,262         10,923
============================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

         These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2002, except for the following:

     a)  PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

         Since January 1, 2003, the Company has an option, at a predetermined nominal amount, to purchase the other joint venture partner's 50% interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). This option may be exercised until June 30, 2005. After expiration of this option, the other partner has a put option, for 45 days, that, if exercised, could force the Company to acquire its 50% interest.

         In accordance with Section 1590 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), control exists even if the Company does not own the majority voting interest because it has the ability to elect the majority of the members of the board of directors through ownership of an option that, if exercised, would give the Company the majority voting interest. Accordingly, the Company's consolidated financial position as at June 30, 2003 and the consolidated results of its operations and its cash flows for the six months ended June 30, 2003 include the accounts of Alabama and Alabama Recycling, which are no longer included on a proportionate consolidation basis.

     b)  SHARE PURCHASE FINANCING

         Effective January 1, 2003, the Company applied the new guidelines of Emerging Issues Committee Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees and accordingly, those loans, totalling $5 million as at January 1, 2003, are no longer presented as accounts receivable, but as a deduction from shareholders' equity, more precisely from capital stock. Also, interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders' equity.


2.       STOCK-BASED COMPENSATION PLANS - STOCK OPTION PLANS

         The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted. During the six months ended June 30, 2003, the Company granted 2,331,987 stock options at an average exercise price of $10.94.

         In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued.

                                                                        THREE MONTHS ENDED           SIX MONTHS ENDED
       (in millions of Canadian dollars, except per share amounts)                 JUNE 30                    JUNE 30
                                                                          2003        2002           2003        2002
                                                                             $           $              $           $
                                                                        ------------------           ----------------
       Net earnings
          As reported                                                      147         203            328         153
          Pro forma                                                        146         202            326         152

       Earnings per share
          As reported                                                     0.34        0.46           0.75        0.35
          Pro forma                                                       0.33        0.46           0.74        0.35


         The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

       Assumptions
          Dividend yield                                                                              3.6%        3.0%
          Volatility                                                                                 36.5%       29.9%
          Risk-free interest rate                                                                     4.7%        5.2%
          Expected option lives (in years)                                                            5.9         5.9

       Weighted average fair value of each option ($/option)                                         4.78        5.33


3.       FINANCIAL EXPENSES

                                                                        THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                   JUNE 30                    JUNE 30
                                                                          2003        2002           2003        2002
       (in millions of Canadian dollars)                                     $           $              $           $
-----------------------------------------------------------------------------------------------------------------------
       Interest on long-term debt                                           95         113            198         230
       Amortization of deferred financing fees                               1           2              2           4
       Interest income                                                      (1)         (1)            (5)         (2)
       Other                                                                 2           1              4           1
-----------------------------------------------------------------------------------------------------------------------
                                                                            97         115            199         233
=======================================================================================================================


4.       LONG-TERM DEBT

         On June 13, 2003, the Company issued US$150 million 5.25% notes due 2008 and US$350 million 6% notes due 2013. The net proceeds of this issue were used to repay bank indebtedness.


5.       COMMITMENTS AND GUARANTEES

     a)  COMMITMENTS

         On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec, to the Company developed groundwood paper known as Equal OffsetTM. The total cost of this program is estimated at $181 million, including capitalized interest. As at June 30, 2003, $28 million has been incurred, and firm commitments of $103 million have been made in connection with this capital project.

     b)  INDEMNITIES

         The Company has, over time, sold portions of its business, including discontinued operations. Pursuant to the sale agreements, the Company may have to indemnify the purchaser against liabilities related to events prior to the sale, such as tax, environmental, litigation and employment matters or related to representations made by the Company. These types of indemnification guarantees extend for periods not exceeding 10 years.

         The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

         Historically, the Company has not made any significant indemnification payments under such agreements.


6.       COMPARATIVE FIGURES

         Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.